Fomento Económico Mexicano, S.A.B. de C.V.
Code of Principles and Best Corporate Governance Practices Questionnaire

Shareholders’ Meetings

The Shareholder’s Meeting is the supreme body of the company. Even if said body meets in most cases on an annual basis, it is important that it acts with formality, transparency and efficiency, since it’s a decision-making and basic control body for the lives of the companies, as well as for the protection of the interests of all the shareholders.

2.1 PROMOTION OF RESPONSIBLE BUSINESS CONDUCT AND A CULTURE OF SUSTAINABILITY	Yes	No	Comments
1.Do the Partners or Shareholders, the Board of Directors, and senior management promote a culture of contribution to Sustainable Development within operations through respect for human rights, labor standards, the environment, and the fight against corruption? (Best Practice 1)
X
2.Does the Company have due diligence mechanisms for responsible business conduct in the identification, mitigation, and prevention of Social and Environmental Impacts, among others? (Best Practice 1)	X
3.Does the Company have response mechanisms to address remediation demands and solutions for the Social and Environmental Impacts generated by the Company? (Best Practice 1)	X
4.Does the Company make available to all members of the Company relevant information regarding the culture of promoting sustainable development? (Best Practice 1)	X
5.Do the Shareholders or Partners, members of the Board of Directors and/or its intermediate bodies, stay informed and up to date on key corporate sustainability topics, in order to analyze and decide in a more informed manner regarding potential business threats and opportunities, as well as to develop strategies related to Sustainable Development? (Best Practice 2)
X

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2.2 RECOMMENDATIONS ON THE OPERATION OF SHAREHOLDERS’ MEETINGS	Yes	No	Comments
6.Does the Company have appropriate mechanisms to ensure that Partners or Shareholders are duly and timely informed of the rules governing Shareholders’ Meetings? (Best Practice 3)	X
7.In the Agenda do you not classify matters related with different subjects? (Best Practice 3)	X
8.In the Agenda do you not include an item of “Miscellaneous Matters”, “General Matters”, or similar? (Best Practice 3)	X
9.Does the Company contemplate in its bylaws the holding of or attendance at Shareholders Meetings by telematic means? (Best Practice 4)		X
10. If the answer to the previous question is affirmative, does the Company have a participation protocol, clear rules, information protection mechanisms, attendee identification mechanisms, as well as a voting methodology for holding or attending Shareholders’ Meetings by telematic means? (Best Practice 4)
X
11.Do the Partners or Shareholders have access, sufficiently in advance, to all necessary information on the methodology for conducting the Shareholders’ Meetings for their analysis, participation, and proper decision-making? (Best Practice 5)
X
12.Is the information regarding the date, place or manner, as well as the content of each item set forth in the Agenda, available and easily accessible at least fifteen calendar days in advance? (Best Practice 6)
X
13.In order to facilitate voting, do proxies clearly understand the manner in which they will exercise the rights of the Partners or Shareholders they represent? (Best Practice 6)	X
14.Do the Company’s Partners or Shareholders, in accordance with the Agenda, provide, where applicable, their proxies with detailed information and documentation, as well as instructions regarding the voting alternatives and direction? (Best Practice 6)
X
15.In relation to the election of the Board of Directors:

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a)Is the process for the election and appointment of members of the Board of Directors carried out on an individual basis, avoiding slate voting? (Best Practice 7)	X
b)Does the proposal for the composition of the Board of Directors and the résumé of the candidates include sufficient information to assess their category, experience, knowledge, skills, prestige, moral character, integrity, and, where applicable, their independence? (Best Practice 7)
X
c)Is the experience of Directors in managing risks related to non-financial matters, including Social and Environmental Impacts, taken into consideration? (Best Practice 7)	X
d)Do Partners or Shareholders vote on the remuneration of the members of the Board of Directors and establish rules and guidelines to evaluate their performance? (Best Practice 7)	X

2.3 INFORMATION AND COMMUNICATION BETWEEN THE BOARD OF DIRECTORS AND THE SHAREHOLDERS	Yes	No	Comments
16.The Board of Directors, in its “Annual Report to the Shareholders’ Meeting,” includes relevant aspects of the duties carried out both by this body and by each intermediate body or committee that perform the role of? (Best Practice 8)

a)Audit ***	X
b)Evaluation and Compensation	X
c)Finance and Planning	X
d)Risk and Compliance	X
e)Corporate Practices ***	X
f)Sustainability	X

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g)Other (describe)		X
17.The reports by each intermediate body or committee submitted to the Board are made available to the shareholders together with the materials for the Shareholders’ Meeting, except for confidential information? (Best Practice 8)
X
In accordance with Article 28, Section IV of the Securities Market Law, the Board of Directors must submit to the shareholders, at the end of each fiscal year, the reports presented to it by the Audit Committee and the Corporate Governance and Nominating Committee

18.The Annual Report submitted to the Shareholders’ Meeting includes the names of the members of each intermediate body? (Best Practice 8)	X
*** Mandatory task for publicly traded companies, which may be together with other functions or in a single committee.
19.The Company has the necessary communication mechanisms to allow the Partners or Shareholders and investors to be properly informed regarding the Company’s progress? If affirmative, please specify which ones, explain why: (Best Practice 9)
X

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a)Specify and/or Explain
The Company has an Investor Relations Department that reports directly to the Company’s Chief Financial Officer. In addition to the financial information, press releases, and business model that the company discloses to the investing public through the electronic data transmission system (“EMISNET”) of the Mexican Stock Exchange (“BMV”), the reporting and disclosure system of the U.S. Securities and Exchange Commission (“SEC”), and the company’s website (www.femsa.com) in the section titled “Investors,” the company makes available financial information, press releases, and presentations made to investors and analysts, in order to keep them informed about the company’s business performance and financial condition. Additionally, the company publishes an annual report containing financial and non-financial information (collectively, the “2025 Integrated Annual Report”), which provides key information for decision-making regarding economic, environmental, social, and corporate governance aspects aligned with the company’s business and sustainability strategy. The document is available at: https://annualreport.femsa.com/.

20.The Company has the necessary communication mechanisms to allow Partners, shareholders, or investors to be properly informed about the potential adverse impacts that its activities may generate in the following areas?: (Best Practice 9)

a)Social	X

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b)Environmental	X
c)Human Rights	X
d)Regulatory Compliance	X
e)Ethical Matters	X
21.Is there an established procedure for the identification, prevention, management, and effective resolution of conflicts of any kind among Shareholders, Directors, and members of the Company’s management, including within its various organizational structures, prioritizing alternative dispute resolution mechanisms and promoting this culture throughout the organization? (Best practice 10)
X
As a company listed on the stock exchange, the procedure for resolving this type of dispute is set forth in Articles 38, 39, and 40 of the Securities Market Law (liability actions) and in Article 51 of the Securities Market Law, as well as in Articles 201, 202, 203, 204, 205, and 206 of the General Law of Commercial Companies (challenges to resolutions of the Shareholders’ Meetings).

a)If affirmative, please provide specify and/or explain

3.1. GENERIC FUNCTIONS OF THE BOARD OF DIRECTORS	Yes	No	Comments
22.The Board of Directors performs the following duties? (Best Practice 11)
a)Proposes and defines the strategic course of the business to ensure its stability and continuity over time.	X
b)Analyzes and establishes the general guidelines for defining the Company’s strategic plan, determining a monitoring framework for the execution and management of such plan, to enable the tracking of results and the timely identification of deviations.
X

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c)Ensures that the strategic plan includes the generation of economic, social, and environmental value for the Partners or Shareholders.	X
d)Ensures that all Partners or Shareholders:
i.Are treated equally.	X
ii.Their rights are protected	X
iii.Their interests are protected	X
iv.Have equal access to the Company´s information necessary to exercise their rights and fulfill their duties.	X
e)Ensures that the strategic plan includes the generation of social, environmental, and economic value for Partners or Shareholders, as well as the Company’s long-term continuity.	X
f)Promotes the Company’s sustainability for the creation of long-term value, incorporating sustainable value generation into its strategy and into all decisions and activities of the Company, including remuneration systems.
X
g)Promotes that, in its decision-making, the Company considers and assesses the material impacts that may arise as a result of its activities.	X
h)Ensures that the Company is conducted in an honest and responsible manner, fostering certainty and trust among Partners and Shareholders.	X
i)Ensures that the Company implements a corporate compliance program that includes a Code of Ethics and promotes integrity and adherence thereto.	X

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j)Ensures the existence of mechanisms for the reporting of misconduct by employees and/or senior executives of the Company, as well as the anonymity and protection of whistleblowers, by establishing secure procedures and mechanisms to receive reports of illegal conduct or conduct contrary to applicable regulations and/or the Company’s Guidelines, and, where appropriate, taking the necessary actions before the relevant authorities.
X
k)Monitors the prevention of illicit activities by the Company and its employees, senior executives, Directors, and Partners or Shareholders, and, where appropriate, the reporting of such transactions to the relevant authorities.
X
l)Establishes mechanisms for the prevention and effective management of conflicts involving the Company and its employees, senior executives, Directors, and Partners or Shareholders.	X
m)Oversees the Company’s operations.	X
n)Approves the Company’s management.	X
ñ) Incorporates values and innovation into the Company’s culture and way of operating.	X
o)Establishes guidelines on diversity, inclusion, and gender equality within the Company’s operating framework.	X
p)Promotes integrity, ethics, and responsible business conduct, and ensures regulatory compliance within the Company as a strategic pillar.	X
q)Considers the thematic areas included in the OECD Guidelines and the Integrity and Business Ethics Code issued by the Business Coordinating Council (Consejo Coordinador Empresarial) when conducting its analyses and issuing its opinions.
X
r)Promotes the adoption of guidelines and risk management mechanisms covering the thematic areas referred to in the aforementioned documents.	X

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s)Appoints the Chief Executive Officer and, where applicable, the Company’s senior executives, and evaluates and approves their performance and compensation.	X	It appoints the Director-General and establishes policies for the selection of senior officials, as well as approves compensation policies and the appointment of Key Executives.
t)Appoints the Secretary of the Board of Directors and determines his or her compensation if the Shareholders’ Meeting has not done so.	X	The Board does appoint the Secretary, who is not a member and does not receive compensation for the position
u)Ensures the responsible issuance and disclosure of relevant information regarding the Company’s business to the Partners or Shareholders, as well as the effective accountability of the Company’s operations.
X
v)Ensures the establishment of internal control mechanisms and information quality controls, including, without limitation, financial and non-financial information.	X
w)Establishes the necessary guidelines, approves, and periodically monitors related-party transactions, as well as decides on the engagement of independent third-party experts to issue their opinion on such matters.
X
x)Promotes the establishment of a formal succession plan for:
i.The Chief Executive Officer, senior executives, and any other key position within the Company.	X
ii.Senior executives.	X
iii.Any other key position within the Company.	X
y)Ensures the establishment of business continuity plans, crisis management plans, and information recovery plans where necessary.	X

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z)Ensures the establishment of mechanisms for the identification, analysis, management, control, and proper disclosure of strategic risks and instances of non-compliance, including, by way of example and without limitation, those relating to environmental, social, and corporate governance matters, as well as human rights (including those for which the Company shares responsibility through its value chain), regulatory, legal, and ethical matters that the Company’s activities may cause to stakeholders.
X
aa)Ensures that the Company has the necessary mechanisms to verify compliance with the various legal and organizational provisions applicable to it, including a Corporate Compliance Plan or Program that, where justified and considered necessary for the Company, includes a legal audit by an independent third party.
X
ab) Takes the necessary measures to protect Company-owned information that, by its nature or sensitivity, should not be disclosed, including measures aimed at protecting the integrity of the Company’s information and systems, considering the implementation and monitoring of confidentiality guidelines.
X
ac) Verifies that the Company has cybersecurity guidelines in place and promotes a cybersecurity culture.	X
ad) Ensures that an organizational culture is implemented that promotes talent development and the achievement of results.	X
23.Does the Board of Directors focus on the Company’s strategy and oversight? (Best Practice 12)	X
24.Is the operation of the Company delegated to the Chief Executive Officer and his or her management team, in order to ensure that lines of authority and responsibility are transparent, well defined, and differentiated, thus avoiding role conflicts? (Best Practice 12)
X
25.Does the Board of Directors ensure that the Company establishes, within its guidelines, compliance with due diligence for Responsible Business Conduct, based on the identification, mitigation, prevention, and remediation of risks? (Best Practice 12)
X
26.Does the Board of Directors monitor the Company’s non-financial performance in the following areas?: (Best Practice14)

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a)Environmental	X
b)Social	X
c)Corporate Governance	X
d)Human Rights	X
e)Diversity	X
f)Ethics	X
g)Regulatory Compliance	X
27.Is non-financial performance included in the Annual Report to the Shareholders’ Meeting, taking into consideration items a) through h) above? *** (Best Practice 14)	X
*** In the case of listed issuers, consider the provisions set forth in the General Provisions Applicable to Issuers of Securities and Other Participants in the Securities Market.

3.2 COMPOSITION AND STRUCTURE OF THE BOARD OF DIRECTORS	Yes	No	Comments
28.Are clear guidelines established for: (Best Practice 15)
a)The definition of the profile of the Directors	X
b)The achievement of their specific and measurable objectives	X
c)The mechanism for their nomination, appointment, evaluation, and compensation	X

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29.Do the guidelines include criteria that promote diversity, inclusion, and gender equality, as well as alignment with the long-term strategy, prioritizing the experience and competencies of the Directors? (Best Practice 15)
X
30.How many Directors comprise the Board of Directors? (Best Practice 16)	15
31.Are guidelines defined regarding the qualities, characteristics, and experience required to perform the role of Chairman, as well as the necessary management and leadership skills? (Best Practice 16)
X
32.If there are alternate directors, please indicate: (Best Practice 16)
a)The number of alternate directors that make up the Board of Directors:	12
b)Is active coordination encouraged between the principal director and the alternate director in order to allow them to exchange information and achieve more effective participation?	X
c)Does the principal director participate in the selection process of his or her respective alternate?	X
d)When appointing alternate directors, can they substitute for any principal director indiscriminately?	X
e)Do the principal director and his or her alternate keep each other informed about the matters discussed at the Board of Directors meetings they attend?	X
f)Is the appointment of alternate directors provided for in the Company’s bylaws?	X
g)Does each independent principal director have an alternate director who is also independent?		X	There are 3 alternate directors for the 5 Independent Regular Directors appointed by Series “D,” who serve as their substitutes in the order of designation.
*** Publicly traded companies cannot have more than 21 directors.

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33.Is the Chairman of the Board of Directors a person other than the Company’s Chief Executive Officer? (Best Practice 17)	X
34.Are there mechanisms and guidelines to define the minimum duties of the Chairman of the Board of Directors? (Best Practice 17)	X
35.Are guidelines established for the nomination, selection, appointment, and compensation of independent Directors? (Best Practice 18)	X
36.Is the participation of all shareholders and/or groups representing the Company’s share capital considered so that they may be represented by independent Directors? (Best Practice 18)	X
37.Of the total number of principal members of the Board of Directors, how many are: (Best Practice 18)
a)Independent (those who meet the independence requirements).	3
b)Equity (Shareholders that are part of the controlling group, but not part of the management).	7
c)Equity independent (Shareholders without significant influence neither control power, and who are not part of the management of the company)	4
d)Related (Director who is only an officer of the company).	0
e)Equity related (Shareholders who are also officers of the company).	1
38.The independent directors represent at least 25% of the total number of the Board of Directors? (Best Practice 18)	X
39.Do independent directors participate in the intermediate bodies? (Best Practice 18)	X

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40.Are policies established regarding the term of independent directors? (Best Practice 18)	X
41.The independent directors upon appointment deliver to the Chairman of the Shareholders’ Meeting a Statement of compliance with the requirements of independence such as: (Best Practice 19)
a)Compliance with the independence requirements.	X
b)Being free from conflicts of interest.	X
c)Not having conflicting loyalties.	X
d)Being able to perform their role in compliance with their Fiduciary Duty.	X
42.Does the Board of Directors prepare a protocol for potential conflicts of interest of any member, to be activated if, during any discussion or Board meeting, a potential conflict of interest among its members is identified?
X
43.Is the statement referred to in question 40 of this questionnaire reaffirmed annually? (Best Practice 19)	X	The correct reference is to paragraph 41 (Best Practice 19)
44.Is the Chairman of the Board informed immediately if any circumstance giving rise to a conflict of interest occurs? (Best Practice 19)	X
45.Does the Company take into consideration the capabilities, skills, merits, and individual and professional experience of each of its members, thereby promoting a corporate culture that gives special relevance to the participation of women and to a diversity and inclusion approach in the composition of the Board of Directors and its intermediate bodies? (Best Practice 20)
X
46.How many women serve on the Board of Directors? (Best Practice 20)

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a)Propietary	6
b)Alternates	1
47.How are they classified?
a)Independent	1
b)Equity	5
c)Equity independent	1
d)Related	0
e)Equity Related	0
48.Is the participation of women and persons with knowledge in different disciplines, professions, industries, among others, actively promoted so that a plurality of opinions, perspectives, and views may be present in the composition of the Board of Directors and the intermediate bodies? (Best Practice 20)
	X
49.Are corporate guidelines established to promote proportional diversity in the composition of the Board of Directors from a gender perspective? (Best Practice 20)		X
In line with best practices in corporate governance, FEMSA has been working since 2022 to further strengthen gender diversity on the board of directors and enhance relevant ESG expertise, in keeping with FEMSA’s approach, commitment, and leadership. Among the actions taken, diversity was increased through the appointment of new independent female directors, which to date translates to a 40% representation of women on the Board.

50.In the Annual Report submitted by the Board of Directors it is stated: (Best Practice 21)

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a)The classification of each director	X
The materials made available to shareholders in preparation for the Annual Meeting include a reference to each proposed director’s status as an independent director, as well as a brief description of their professional experience. The Annual Shareholders’ Meeting is responsible for approving and assessing the independence of the directors.

b)The business experience of each director.	X
51.Is the Board composed of persons with skills and experience in diverse fields who represent and safeguard the interests of the Company and all of its Partners or Shareholders, and who possess the necessary knowledge to perform their duties in order, among other matters, to assess and decide on the most important issues, as well as the strategic direction and destiny of the Company itself, contributing to the identification and achievement of its main objectives? (Best Practice 22)
X
52.For the purpose of identifying areas for improvement and opportunities, does the Company periodically carry out evaluations of Directors individually and of the Board’s performance as a collective body? (Best Practice 23)
X
53.Are evaluations of directors individually and of the Board’s performance as a collective body conducted with the support of an external party at least once every four years? (Best Practice 23)		X
Internally, we review and evaluate our governance structures, including the Board of Directors and its committees, to ensure they align with best practices in corporate governance. These evaluations consider structure, diversity, expertise, and operational efficiency. The Board also conducts periodic self-assessments to enhance its performance and effectiveness.

54.Does the Company have guidelines suggesting a term of service for Board members? (Best Practice 24)	X

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55.Does the Company have a succession plan that identifies and develops potential new Board members? (Best Practice 24)	X
56.Are the nomination and succession processes for Directors communicated openly? (Best Practice 24)	X
57.Is there flexibility in adapting the succession and rotation practices of Directors in accordance with the Company´s specific needs and circumstances? (Best Practice 24)	X

3.3 Basic Functions of the Board of Directors and Support from Intermediate Bodies	Yes	No	Comments
58.For the purpose of making more informed decisions, please indicate whether the following functions are handled by the Board of Directors: (Best Practice 25)
a)Audit ***	X
b)Evaluation and Compensation	X
c)Finance and Planning	X
d)Corporate Practices ***	X
e)Risk and Compliance	X
f)Sustainability	X
g)Others (describe)
59.Indicate which committee executes each of the following tasks: (Best Practice 25)
a)Audit ***	a.Audit Committee

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b)Evaluation and Compensation	b.Corporate Practices and Nominating Committee
c)Finance and Planning	c.Operations and Strategy Committee
d)Corporate Practices ***	d.Corporate Practices and Nominating Committee
e)Risk and Compliance	e.Audit Committee
f)Sustainability	Responsibility for ESG management is distributed among the Board committees, with the Board serving as the governing body.
g)Others (describe)
60.Do intermediate bodies have clear and precise objectives, and is their composition, integration, operation, and delegation of authority defined? (Best Practice 26)	X
61.Are the intermediate bodies composed preferably of independent directors? (Best Practice 26)	X
62.Indicate the number of members that comprise each of the intermediate bodies:
a)Audit ***	3
b)Evaluation and Compensation	3
c)Finance and Planning	11
d)Corporate Practices ***	3
e)Risk and Compliance	3
f)Sustainability	15

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g)Others (describe)	0
63. How frequently do these intermediate bodies inform their activities to the Board of Directors? (Best Practice 26)
a)Audit ***	Quarterly
b)Evaluation and Compensation	Semiannual
c)Finance and Planning	Quarterly
d)Corporate Practices ***	Semiannual
e)Risk and Compliance	Quarterly
f)Sustainability	Quarterly
g)Other (specify)
64.The chairman of each intermediate body calls the senior executives of the company whose responsibilities are related to the matters to be discussed? (Best Practice 26)	X
65.All of the independent directors participate in at least one intermediate body? (Best Practice 26)	X
66.If the answer to the above question is negative, explain why.
67.The intermediate body in charge of the audit is chaired by an independent director who has knowledge and experience in accounting, financial matters, and internal control? (Best Practice 26)	X
68.If the answer to the above question is negative, explain why.
69.Are meetings of the intermediate bodies called at least seven calendar days prior to the meeting date? (Best Practice 26)	X

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70.Is the information necessary to discuss the matters included on the agenda attached to the meeting notice? (Best Practice 26)	X
71.Are meetings of the intermediate bodies duly documented and signed by those present? (Best Practice 26)	X
*** Mandatory task for publicly traded companies, which may be performed together with other functions or in a single committee.

3.4 Rules of Operation of the Board of Directors	Yes	No	Comments
72.How many meetings the Board of Directors have during each fiscal year? (Best Practice 27)	4
73.If the answer to the above question was less than 4, explain why:
a)The information is not provided on time.
b)It is customary.
c)It is not given the importance.
d)Others (describe)
74.Do the Company’s bylaws contemplate the holding of Board of Directors meetings or meetings of intermediate bodies through telematic means? (Best Practice 26)	X
75.Does the Company have a participation protocol, clear rules, information protection mechanisms, attendee identification mechanisms, as well as a voting methodology for the telematic holding of Board or intermediate body meetings? (Best Practice 28)
X
76.Does the Board of Directors have an appointed Secretary (principal or permanent)? (Best Practice 29)	X

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77.Is the Secretary a member of the Board? (Best Practice 29)		X
78.Does the Secretary prepare minutes describing the matters discussed, the resolutions adopted, the date of their implementation, and, if any of the matters discussed receive dissenting votes, clearly state the reasons for such vote? (Best Practice 29)
X
79.Are there clear rules under which a Board of Directors meeting may be called in accordance with the law and the Company’s bylaws, which could include a call issued by the Chairman of the Board of Directors or by any intermediate body? (Best Practice 30)
X
80.If the answer to the above question is affirmative, please detail those rules.
Article 27 of the Securities Market Act and Article 26 of our Articles of Incorporation provide that the Chair of the Corporate Governance and Nominating Committee, the Chair of the Audit Committee, or 25% of the directors may call a meeting of the Board of Directors.

81.How many days in advance do Board members have access to the information that is relevant and necessary for decision-making, in accordance with the Agenda included in the notice of meeting, with as much advance notice as possible? (Best Practice 31)	5
82.Are there mechanisms in place to ensure that Directors can evaluate proposals that require confidentiality or when a situation of urgency so requires? (Best Practice 31)	X
83.If the answer to the above question is affirmative, please select which mechanism or mechanisms apply:
a)By telephone	X
b)By email	X
c)Intranet	X
d)Printed document	X

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e)Other (specify)
84.Do Directors appointed for the first time have access, as part of their induction process, to interviews with the other members of the Board of Directors and intermediate bodies, with the Secretary, the Chief Executive Officer, senior executives, and other Company employees considered relevant? (Best Practice 32)
X
New board members receive comprehensive information about the company’s situation, annual reports from previous fiscal years, and are scheduled for meetings with senior management, who provide a detailed overview of the company’s status and answer any questions the board members may have.

85.Are Directors appointed for the first time informed in writing, before assuming their duties, about the operating protocols and dynamics of the meetings of the Board of Directors and its intermediate bodies? (Best Practice 32)
X
86.Before assuming their duties, does each Director sign, in acknowledgment and acceptance, the document containing the operating rules of the Board of Directors? (Best Practice 32)	X
87.Is the Chairman of the Board of Directors or any other designated Director, as well as the Secretary, responsible for coordinating the induction process of a new Director? (Best Practice 32)	X
88.Has the Board of Directors established a document containing its operating rules, in accordance with the recommendations, principles, and best corporate governance practices? (Best Practice 33)	X
89.If affirmative, do the rules include:? (Best Practice 33)
a)The Directors’ principles of conduct	X
b)The operating of meetings	X
c)Voting procedures	X
d)Follow-up on matters discussed	X

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e)Documentation of resolutions in the minutes	X
90. Do the Board of Directors and, where applicable, its intermediate bodies prepare an annual meeting calendar that establishes, by majority agreement, the dates and location of such meetings, or the means by which they will be held? (Best Practice 34)
X
91.Do the Board of Directors and, where applicable, its intermediate bodies prepare an annual work plan setting out the activities to be carried out during the year, which are scheduled in order to ensure their implementation and proper follow-up? (Best Practice 24)
X

3.5 DUTIES OF THE BOARD OF DIRECTORS	Yes	No	Comments
92.Does the Board of Directors receive training and stay informed about the obligations, responsibilities, and rights associated with serving the Company’s Board of Directors, always seeking to add value to the Company, including sustainability issues? (Best Practice 35)
X
93.Do the Directors sign an annual statement acknowledging and accepting their duties, responsibilities, and powers as members of the Board of Directors? (Best Practice 35)	X
94.Do the Directors inform the Chairman and the other members of the Board of Directors of any situation in which a conflict of interest exists or could arise, and refrain from participating in the relevant deliberations? (Best Practice 36)
X
95.Does the Director in question temporarily leave the meeting while the matter at hand is being discussed and resolved? (Best Practice 36)	X
96.Do the Directors use the Company’s assets or services solely for the purpose of fulfilling the corporate purpose, refraining from using such assets for personal matters? (Best Practice 36)	X
97. Do the Directors devote the necessary time and attention to their duties, attending at least 75% of the meetings to which they are invited? (Best Practice 36)	X

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98.Is there any mechanism in place to ensure that board members maintain strict confidentiality regarding all information they receive in the course of their duties, and particularly regarding their own participation and that of other board members in the deliberations and votes that take place during Board of Directors meetings? (Best Practice 36)
X
99.Before assuming their duties, does each Director sign, in acknowledgment and acceptance, the document containing the operating rules of the Board of Directors? (Best Practice 32)
a)Non-disclosure agreement.	X
b)Exercise of the fiduciary duties.	X
c)Other (specify)		X
100.Do the proprietary directors and, where applicable, their respective alternates support the Board of Directors by offering opinions, raising questions, and making recommendations based on their analysis of the Company’s management, with the aim of ensuring that the decisions adopted are properly substantiated? (Best Practice 36)
X
101.Is there a mechanism for evaluating the performance and fulfillment of the fiduciary duties of directors, based on principles of commitment, technical expertise, and the achievement of objectives?	X
102.Does the Company have Policies and procedures in place to identify, disclose, mitigate, prevent, and manage Conflicts of Interest? (Best Practice 37)	X
103.Does the Company have anonymous mechanisms for reporting conflicts of interest? (Best Practice 37)	X
104.Is there a mechanism in place to ensure the confidentiality of the information to which partners, shareholders, directors, and executives have access in the course of their duties? (Best Practice 38)
X
105. Does the intermediate body responsible for the audit duties perform the following tasks? (Best Practice 39)

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a) Recommends to the Board of Directors:
i. The candidates for external auditors of the company	X
ii. The hiring conditions	X
iii. The scope of their professional services	X
iv. Recommends to the Board of Directors the approval of additional services to those of external auditing, considering the potential impact on their independence.	X
v. Does the Audit Committee oversees the compliance of external auditors’ professional services?	X
b) The Audit Committee:
i. It’s the channel of communication between the Board of Directors and the external auditors.	X
ii. Ensures independent and professional capability and not having conflict of interest of external auditors.	X
c) The Audit committee reviews:	X
i. Work program	X
ii. Observation letters	X
iii. Reports on findings by those performing internal and external audit functions	X
iv. Reports to the Board of Directors on the results of its reviews.
d) Does the Audit Committee monitor the resolution of internal and external audit findings?	X

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e) Does the Audit Committee meet regularly with the external and internal auditors, without the presence of the Company officers or employees, to hear their comments and observations regarding the progress of their work?
X
i. How frequently does the Audit Committee meet with the external auditors without the presence of Company executives or employees?	Semiannual
ii. How frequently does the Audit Committee meet with the internal auditors without the presence of Company officers or employees?	Quarterly
f) Does the Audit Committee provide its opinion to the Board of Directors regarding the policies and criteria used in the preparation of financial and non-financial information, as well as the process for its issuance?
X
g) Does the Audit Committee provide its opinion to the Board of Directors regarding the internal control and internal audit policies and their effectiveness?	X
h) Does the Audit Committee verify that the established mechanisms for managing the strategic risks to which the Company is exposed are being followed?	X
i) Does the Audit Committee coordinate the work of the external auditor, the internal auditor, and, where applicable, the statutory auditor? *	X
j) Does the relevant Committee recommend establishing policies for conducting transactions with related parties and third parties? ***	X
k) How frequently does the relevant Committee monitor compliance with the Policies and conditions under which transactions with related parties were entered into, and identify Conflicts of Interest?***
Annually
l) Does the competent committee decide to engage third-party experts to provide their opinion on related-party transactions or any other matter, thereby enabling it to properly fulfill its duties in tax matters? ***
X
m) Is the Audit Committee aware of any reports of violations of the Code of Ethics, the actions taken in response, and the protections provided to whistleblowers to ensure that the reporting channel and procedures established to address such reports meet the criteria for effectiveness?
X

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n) Does the Audit Committee assist the Board of Directors in reviewing business continuity and disaster recovery plans?	X
ñ) Does the Audit Committee verify that the necessary mechanisms are in place to ensure that the Company complies with the various applicable legal provisions, standards, and policies?	X
o) Does the Audit Committee coordinate with the intermediate bodies that assist the Board of Directors in the areas of finance and planning, risk, compliance, and sustainability, as well as with third-party specialists, as appropriate, to prepare a diagnostic report on the Company’s overall operations?
X
p) Does the competent Committee review the risk-based internal audit work program?	X
* The position of Statutory Auditor applies to corporations other than publicly traded corporations.
*** Publicly traded companies implement these recommendations as part of their corporate governance practices.

4.2 SELECTION OF EXTERNAL AUDITORS	Yes	No	Comments
106.Does the Company refrain from engaging firms where the fees received for external audits and other additional services provided to the Company account for more than 10% of their total revenue? (Best Practice 40)
X
107.Is a written statement required, under oath, from the managing partner of said firm, declaring that the aforementioned percentages and conditions are being met? (Best Practice 40)	X
108.Is the partner or individual at the external firm that audits the Company’s financial statements rotated at least every five years? (Best Practice 41)	X
109.Is the working group responsible for auditing the Company's financial statements rotated at least every five years? (Best Practice 41)	X
110.Are there policies in place regarding the rotation of specific executives and the firm conducting the external audit to ensure the independence of the audit? (Best Practice 41)	X

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111.Are different individuals appointed to perform the duties of the Statutory Auditor and the External Auditor? *** (Best Practice 42)	X	N/A. The company does not have a statutory auditor.
112.Does the person appointed as the Company’s Statutory Auditor have the necessary knowledge and professional experience in financial reporting, accounting standards, and internal control? (Best Practice 43)
	X	N/A. The company does not have a statutory auditor.
113.Does the Annual Report presented by the Board of Directors disclose the Statutory Auditor’s profile?*** (Best Practice 43)	X	N/A. The company does not have a statutory auditor.
114.The Statutory Auditor: *** (Best Practice 43)
a)Evaluates the functioning and compliance of the internal control system, based on reports from the interim audit body and/or the head of internal audit and internal oversight, as well as the adequacy and reasonableness of said system.
	X	N/A. The company does not have a statutory auditor.
b)Examine, within the scope of its authority, the Company’s operations, its documentation and records, as well as any supporting evidence it may require for that purpose.	X	N/A. The company does not have a statutory auditor.
***Does this practice not apply to publicly traded corporations listed on the stock market? Nor does it apply to publicly traded investment promotion corporations that have adopted the publicly traded corporation regime.

4.3 FINANCIAL INFORMATION	Yes	No	Comments
115.Does the internal audit function or an independent third party provide the Board of Directors with the support it needs to make decisions based on reliable financial information? (Best Practice 44)
X
116.Such financial information is signed by: (Best Practice 44)
a)The Chief Executive Officer.	X
b)The responsible officer of its elaboration.	X

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117. Does the company have an internal audit department? (Best Practice 45)	X
118.If affirmative, please indicate whether the internal audit department reports to the Board of Directors or to an intermediate audit body.	X
119.Are the general policies and work plans for the internal audit department approved by the Board of Directors or an intermediate body? (Best Practice 45)	X
120.If affirmative, please specify who approves these policies: the Board of Directors or the intermediate body?		Audit Committee
121.Does the internal audit function report to the Board of Directors and submit for its approval the accounting policies and criteria used to prepare the Company’s financial statements, while also reporting on their application? (Best Practice 46)
X
122.Does the internal audit function provide timely and detailed reports to the Board of Directors when a decision is made to change or add a new accounting policy, or when such policies are subject to regulatory changes? (Best Practice 47)
X
123.Does the Board of Directors, after obtaining the opinion of the committee responsible for audit functions, the statutory auditor, or the external auditors, approve the necessary mechanisms to ensure the quality of the financial and non-financial information presented to it? (Best Practice 48)
X
124.If the financial information corresponds to interim periods during the fiscal year, does the committee performing audit functions ensure that it is prepared using the same policies, criteria, and practices as those used to prepare the annual financial information? (Best Practice 48)
X

4.4 INTERNAL CONTROL	Yes	No	Comments
125.Are the general policies and methodology of Internal Control, and any revisions thereto, submitted to the Board of Directors for approval? (Best Practice 49)	X
126.The supervisory body assist the Board of Directors in: (Best Practice 50)

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a)Ensure the effectiveness of internal controls.	X
Internal audit representatives interact with the Audit Committee and the external auditors to assess the effectiveness of the control system. Periodic reports are prepared and sent to the members of the Audit Committee well in advance of their meetings.

b)Ensure the process of financial and non-financial information.	X
127.The internal and external auditors: (Best Practice 51)
a)As part of your regular work program, do you assess the effectiveness of internal controls, as well as the quality and transparency of the process for issuing financial and non-financial information?
X
b)Have you discussed the findings outlined in the letter of observations with the intermediary body that supports the Board of Directors?	X
***Publicly traded companies implement these recommendations as part of their corporate governance practices.

4.5 RELATED PARTIES	Yes	No	Comments
128.The intermediate body responsible for auditing supports the Board of Directors in: (Best Practice 52) ***
a)The establishment of policies for transactions with related parties.	X
b)Analysis of related-party transactions.	X
c)An analysis of the approval process and the terms and conditions of related-party transactions.	X
d)Identifying, preventing, and managing potential conflicts of interest.	X

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e)Seek the opinion of independent experts, as deemed appropriate.	X
129.Does the intermediate body responsible for auditing support the Board of Directors in analyzing proposals for transactions with related parties outside the Company’s ordinary course of business that the Chief Executive Officer may submit to the Board?*** (Best Practice 52)
X
130.Are transactions with related parties outside the ordinary course of business that account for more than 10 percent of the Company’s consolidated assets submitted to the Members’ or Shareholders’ Meeting for approval? *** (Best Practice 53)
		X	In accordance with our articles of incorporation, the Annual General Meeting of Shareholders must approve any transaction that represents 20% or more of the Company’s consolidated assets.
***Publicly traded companies implement these recommendations as part of their corporate governance practices.

4.6 REVIEW OF COMPLIANCE WITH APPLICABLE PROVISIONS.	Yes	No	Comments
131.Does the intermediate body responsible for the audit function ensure that mechanisms, processes, and controls are in place to determine whether the Company is in full compliance with all applicable laws, standards, and policies? (Best Practice 54)
X
132.Is there a person or department responsible for compliance and internal audit? (Best Practice 54)	X
133.If there is:
a)It is consistent with the independent nature of the business units?	X
b)Report issues and/or suggestions directly to the Board of Directors.	X

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5.1 GENERIC EVALUATION AND COMPENSATION	Yes	No	Comments
134.If there is no intermediate body to assist the Board of Directors in carrying out its evaluation and compensation duties, is there any other body that assists the Board of Directors in these duties?
	X		Corporate Practices and Nominating Committee.
135.If affirmative, please specify the agency
136.The intermediary body or the competent authority responsible for the evaluation and compensation process: (Best Practice 55)
a)Recommends to the Board of Directors the criteria for appointing or removing the Chief Executive Officer and senior executives.***	X
b)Proposes to the Board of Directors the criteria for evaluating the performance and compensation of the Chief Executive Officer and senior executives. **	X
c)Proposes the total compensation package for the Chief Executive Officer and senior executives to the Board of Directors for approval. ***	X
d)Recommends to the Board of Directors the criteria for determining severance payments from the Company to the Chief Executive Officer and senior executives.	X
e)Ensures that the organization’s talent and structure are aligned with the strategic plan approved by the Board of Directors.	X
f)Recommends criteria for defining the profile, as well as the appointment, performance evaluation, and compensation of the directors.	X
g)Analyzes and recommends to the Board of Directors the approval of the formal succession plan for the Chief Executive Officer and senior executives and monitors its implementation.	X
h)Manages the search process to implement the succession plan, specifically in the event of the Chief Executive Officer’s succession, in order to propose a candidate for the position to the Board.	X

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i)Conducts the evaluation of the Board and its members.	X
j)It is responsible for the Board’s renewal process, aiming to ensure diversity in terms of background, skills, and perspectives.	X
k)Promotes proper conduct among directors and a culture that encourages good corporate governance.	X
137.Do the Chief Executive Officer and senior executives refrain from participating in discussions of matters in which there could be a conflict of interest as described in any of the provisions of the Best Practice above? (Best Practice 56)
X
***Publicly traded companies implement these recommendations as part of their corporate governance practices.

5.2 OPERATING RULES FOR THE EVALUATION AND COMPENSATION FUNCTION	Yes	No	Comments
138.Do the policies for determining the compensation of the Chief Executive Officer and senior executives consider factors related to their duties, the scope of their objectives, their performance evaluation, their contribution to results, and whether their compensation is aligned with the Company’s strategic plan and with market rates? (Best Practice 57)
	X		This function is carried out by the Corporate Practices and Nominating Committee
139.Is the Chief Executive Officer's compensation determined by the Board of Directors? (Best Practice 57)	X		This function is carried out by the Corporate Practices and Nominating Committee
140.Does the annual report submitted by the Board of Directors to the Shareholders’ Meeting disclose the guidelines used and the components that make up the total compensation packages for the Chief Executive Officer and the Company’s senior executives? (Best Practice 58)
	X		This function is carried out by the Corporate Practices and Nominating Committee
141.Does the intermediary body or the competent authority responsible for evaluation and compensation support the Board of Directors by reviewing, in advance, the employment terms of the Chief Executive Officer and senior executives, to ensure that their expected severance payments from the Company comply with the guidelines approved by the Board of Directors? (Best Practice 59)
	X		This function is carried out by the Corporate Practices and Nominating Committee

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142.Does the Company have a formal succession plan for the Chief Executive Officer and senior executives that is aligned with the strategic plan? (Best Practice 60)	X	This function is carried out by the Corporate Practices and Nominating Committee
143.If the answer to the previous question is no, please explain why or select one of the following reasons:
a)The company was recently established.
b)The officers are young.
c)The employees were recently hired.
d)It is not an important issue.
e)Other (specify)

6.1 FINANCE AND PLANNING GENERAL DUTIES	Yes	No	Comments
144.If there is no intermediate body to assist the Board of Directors in carrying out its financial and planning functions, is there any other body that assists the Board of Directors in these functions?
X
145.If affirmative, please specify the instance.			Operations and Strategy Committee
146.Does the intermediary body or the competent authority within the finance and planning function carry out the following activities? (Best Practice 61)
a)Supports the implementation of the strategy approved by the Board of Directors to ensure the Company’s stability and continuity	X		This function is carried out by the Operations and Strategy Committee
b)Implements the general guidelines presented by the Chief Executive Officer for determining the Company’s strategic plan.	X		This function is carried out by the Operations and Strategy Committee

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c)It ensures that the strategic plan addresses the creation of economic, social, and environmental value.	X	This function is carried out by the Operations and Strategy Committee
d)It ensures that sufficient resources are allocated to implement the strategic plan established by the Board of Directors.	X	This function is carried out by the Operations and Strategy Committee
e)It evaluates the Company’s investment and financing guidelines (including sustainable investments and financing) proposed by the Chief Executive Officer and submits its recommendations to the Board of Directors.
	X	This function is carried out by the Operations and Strategy Committee
f)It issues recommendations to the Board of Directors regarding the annual budget proposal submitted by the Chief Executive Officer and monitors its implementation, as well as the associated control system.
	X	This function is carried out by the Operations and Strategy Committee

6.2 FINANCE AND PLANNING OPERATING RULES	Yes	No	Comments
147.Does the intermediary body or the relevant authority responsible for finance and planning assist the Board of Directors in ensuring that one of its meetings is dedicated to defining or updating the Company’s long-term strategic direction? (Best Practice 62)
X
148.In the context of strategic planning and decision-making, the following factors are considered: (Best Practice 62)
a)The thematic areas set forth in the OECD Guidelines and other documents published by that organization**	X
b)The CCE Code of Integrity and Business Ethics	X
c)Typical environmental, social, and corporate governance impacts of the business sector	X
149.Does the intermediary body or the relevant authority responsible for finance and planning assist the Board of Directors in reviewing the strategic plan submitted by the Chief Executive Officer for the board’s approval? (Best Practice 63)
X

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150. Does the intermediate body to which the finance and planning function is assigned or integrated assist the Board of Directors in analyzing the guidelines submitted by the Chief Executive Officer for approval regarding: (Best Practice 64)

a)Treasury management.	X
b)Entering derivative financial contracts.	X
c)Investing in assets.	X
d)Entering liabilities of any kind.	X
e)Are they aligned with the Strategic Plan?	X
f)Do they fall within the Company's normal course of business?	X
151.Does the intermediate body review the assumptions underlying the annual budget and determine whether it is aligned with the strategic plan and whether the Company is being provided with sufficient resources to implement it? (Best Practice 65)
X
** In lieu of the OECD Guidelines, consider defining sustainable information and the regulatory framework on which such information is based, in accordance with the General Provisions applicable to securities issuers and other participants in the securities market.

7.1 RISK AND COMPLIANCE DUTIES	Yes	No	Comments
152.Does the Board of Directors rely on any intermediate body to carry out its risk and compliance functions?	X
153.If affirmative, explain			This function is carried out by the Audit Committee
154.Does the intermediary body or the competent authority within the Risk and Compliance duties perform the following activities? (Best Practice 66)

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a)It evaluates the mechanisms proposed by the Chief Executive Officer for identifying, analyzing, managing, mitigating, controlling, and disclosing the strategic risks to which the Company is exposed, and provides its opinion to the Board of Directors.
X
b)It evaluates the mechanisms proposed by the Chief Executive Officer for identifying, analyzing, managing, mitigating, controlling, and disclosing the social and environmental impacts that the Company may generate, and provides its opinion to the Board of Directors.
X
c)It ensures that risks are identified by the Chief Executive Officer and that risk appetite levels are established for each identified risk, with timely follow-up on the respective remediation plans.	X
d)It ensures that the Chief Executive Officer, with support from the various business units, identifies the strategic risks that the Board of Directors will monitor.	X
e)It ensures that the Chief Executive Officer, with support from the various business units, identifies the financial and operational risks that the Board will monitor.	X
f)It monitors the creation of well-defined risk taxonomies, periodic assessment processes, and robust escalation processes, ensuring that accountability is assigned to the highest levels of management to establish a culture of responsibility and accountability.
X
g)It evaluates the criteria presented by the Chief Executive Officer for the management and disclosures of the risks to which the Company is subject and provides its opinion to the Board of Directors.	X
h)Is aware of the legal provisions to which the Company is subject, ensuring that each business unit is familiar with them and implements processes to ensure.	X
i)It ensures that Corporate Compliance Plans or Programs are developed and implemented.	X
j)It reviews and submits the Code of Ethics, as well as the whistleblowing system and whistleblower protection measures, to the Board of Directors for approval.	X

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k)Ensures the proper functioning of the system for reporting misconduct and the protection of whistleblowers.	X
l)Is informed of pending legal matters and provides its opinion to the Board of Directors.	X
m)Evaluates the risk management manual or policy, as well as the risk and control matrix.	X

7.2 OPERATING RULES OF RISK AND COMPLIANCE DUTIES.	Yes	No	Comments
155.Does the Board of Directors set aside time, at least during one of its annual meetings, to assess risks to ensure the Company’s stability and long-term sustainability? (Best Practice 67)	X
156.Does the intermediate body or the competent risk and compliance authority support the Board of Directors in monitoring the mitigation of identified strategic risks? (Best Practice 68)	X
157.Evaluation of risk management mechanisms: (Best Practice 69)
a)Risk identification.	X
b)Risk analysis.	X
c)Risk assessment.	X
d)Risk management.	X
e)Risk monitoring and control.	X
158.Does the intermediate body or the competent authority assist the Board of Directors in defining the disclosure criteria that the Chief Executive Officer submits for approval? (Best Practice 69)	X

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159.Does the Chief Executive Officer present a report at each meeting of the Board of Directors on the strategic risks that have been identified? (Best Practice 70)	X
160.The Chief Executive Officer’s report includes:	X
a)The quantitative and qualitative impact these may have on the Company.	X
b)The measures being taken to manage them.	X
c)The management’s position regarding each of the identified risks.	X
161.Does the intermediate body or the competent authority ensure compliance with all legal provisions to which the Company is subject? (Best Practice 71)	X
162.How frequently is a review conducted and an updated, detailed report on the status of compliance with all legal provisions to which the Company is subject submitted to the Board of Directors? (Best Practice 71)
	Other	2 times per year
163.Is the Board of Directors informed of all relevant legal disputes pending, including a quantification of the potential risk and impact on the Company? (Best Practice 72)	X
164.How frequently does the Chief Executive Officer report on the status of all relevant legal disputes involving the Company? (Best Practice 72)	Semiannual
165.Does the Company have a cybersecurity framework? (Best Practice 73)	X
166.If not, explain why
167.Does the Company have a response protocol that includes provisions such as reporting to the board, communication mechanisms for customers, suppliers, and other affected parties, negotiation frameworks and mechanisms, and recovery processes, among others, in the event of a cybersecurity incident? (Best Practice 73)
X

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168.Has the intermediary body or, where applicable, the competent authority, implemented a Personal Data Security Management System? (Best Practice 74)	X
169.Reason (cybersecurity regulatory framework)
170.If affirmative, does the Personal Data Security Management System include the following actions? (Best Practice 74)
a)Establishing the scope and objectives of personal data management.	X
b)Developing personal data management guidelines.	X
c)Establishing the roles and responsibilities of those who process personal data	X
d)Developing an inventory of personal data.	X	Global Suite
e)Analysis of the risks to which personal data is exposed.	X
f)Identification of security measures and conducting a breach analysis.	X
g)Implementation of security measures applicable to personal data.	X
h)Reviews and audits of risk factors.	X
i)Continuous improvement plan and training for Company employees.	X

8.1 GENERAL SUSTAINABILITY DUTIES	Yes	No	Comments
171.If there is no intermediate body to assist the Board of Directors in carrying out its sustainability-related duties, is there any other body that assists the Board of Directors in these duties?	X

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172.If affirmative, explain		It does exist. Responsibility for ESG management is shared among the Board committees, with the Board serving as the governing body.
173.The intermediary body, the competent authority, or the Sustainability Officer of the Board of Directors performs the following functions: (Best Practice 75)
a)It ensures that the Company’s strategy includes sustainability goals, identifies associated risks and opportunities, considers the positive or negative impacts the Company may have on stakeholders, and supports the Board of Directors in evaluating that strategy.
X
b)It advises the Board of Directors on assessing compliance with the legal provisions, standards, and guidelines that form part of the sustainability strategy.	X
c)It reviews the results of the identification and monitoring of the positive and negative, actual and potential impacts of the Company’s business activities on sustainability. It monitors those impacts that are identified as material.
X
d)It facilitates and oversees the stakeholder engagement process to understand and balance their legitimate needs and expectations regarding sustainability.	X
e)It identifies and proposes to the Board of Directors the adoption of recognized standards that promote the management and disclosure of the Company’s social and environmental, governance, and financial impacts, whenever deemed necessary and appropriate, in accordance with industry standards and the size of the company.
X
f)It develops and submits policies to the Board of Directors that promote business sustainability through the proper implementation of the strategy in the areas of environmental, social, and corporate governance.
X
g)It advises the Board of Directors on identifying sustainability-related risks, pinpointing threats and opportunities, and assisting the Board in developing mitigation and adaptation strategies to address them effectively, ensuring that these strategies are integrated into the overall risk management process.
X

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h)It supports the Board of Directors in guiding and establishing guidelines for the preparation of sustainability reports, as well as, where appropriate, their integration and alignment with financial information. This applies provided that the Company has reached the appropriate level of maturity for their preparation, in accordance with the provisions set forth in the following sections.
X
i)It establishes strategic partnerships with stakeholders to collaborate on joint projects, share best practices, and promote sustainability in order to improve the way the Company creates, preserves, and distributes value, based on sustainability principles.
X
j)It develops awareness and familiarization programs for all Company members, with the aim of fostering a culture of sustainability and promoting individual and collective responsibility in decision-making
X
Internally, we ensure the involvement of senior executives in decision-making related to sustainability through the Sustainability Committee and its working groups. We communicate our sustainability strategy and the results of our public goals to all stakeholders. In addition, we are working on the development of knowledge and awareness programs on sustainability issues across all levels of the organization.

k)It ensures that sustainability is considered in the implementation of the agenda for both the Shareholders’ Meeting and the Board of Directors, as well as for other decision-making or leadership bodies.
X
l)Conducts periodic analysis of the relevance and implementation of sustainability objectives within the Company’s strategy, business model, and resource allocation	X
m)Identifies significant negative impacts and defines remediation activities and changes in practices to prevent the continued generation of such impacts.	X

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n)It facilitates the collection and evaluation of information during internal audit and internal control processes in order to identify and assess the company’s performance regarding risks and social and environmental impacts.
X
ñ) It reports to the Board of Directors on its assessment of the effectiveness of measures to mitigate or eliminate social and environmental impacts.	X

8.2 OPERATING RULES OF SUSTAINABILITY DUTIES	Yes	No	Comments
174.Does the Company have a strategy that includes appointing individuals responsible for compliance, risk management, and setting objectives and metrics for managing relevant (material) impacts, including environmental, social, and financial impacts, within its industry, while also addressing communication with stakeholders? (Best Practice 76)
X
175.Is the strategy referred to in the preceding paragraph subject to approval by the Board of Directors? (Best Practice 76)	X
176.If the answer is yes, does the strategy identify and communicate the identified impacts to stakeholders? (Best Practice 76)	X
177.Does the Company have a system in place to implement, monitor, and measure the effectiveness of its sustainability-focused business strategy, including key performance indicators related to financial, environmental, social, and corporate governance materiality, in order to track progress toward strategic objectives? (Best Practice 77)
X
178.Does the previous system include sustainability and human rights criteria, metrics, and plans whose positive contributions have an impact on the Company's long-term viability and profitability? (Best Practice 77)
X
179.Does the Company have a system for communicating sustainability information both internally and externally, with the aim of maintaining an open and transparent relationship with its stakeholders? (Best Practice 78)
X

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180.Does the Company prepare a Sustainability Report that provides transparent and detailed information on the Company’s corporate governance and its environmental and social performance, using nationally or internationally recognized methodological guidelines as a reference, in accordance with the Company’s level of maturity and specific circumstances? *** (Best Practice 78)
X
181.Does it gradually incorporate an external and objective assessment of issues related to the company’s sustainability, based on each Company’s specific needs? *** (Best Practice 78)	X
182.Does the Sustainability Report reflect the actions, guidelines, or standards adopted by the Board of Directors, as well as the objectives or metrics used to measure the results achieved? (Best Practice 79)
X
183.Does the Sustainability Report contain material, consistent, reliable, and comparable historical information so that various users of the information can make informed decisions regarding the Company? (Best Practice 79)
X
184.When preparing the Sustainability Report, are the applicable regulations considered? (Best Practice 79) ***	X
185.Does the Company publish a sustainability report at least once a year? (Best Practice 80) ***	X
186.Is the Sustainability Report prepared in accordance with the most recent financial reporting standards related to sustainability? (Best Practice 80) ***	X
*** In the case of publicly traded issuers, consider the disclosure requirements in accordance with the General Provisions applicable to issuers of securities and other participants in the securities market.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	May 28, 2026